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                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                    Subject Company: Compaq Computer Corporation
                                                     Commission File No.: 1-9026

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following is a message to HP customers from Carleton S. Fiorina, Chairman of the Board and Chief Executive Officer of HP. This letter to customers is posted on HP's web site.

LETTER TO CUSTOMERS
MESSAGE FROM CEO ANNOUNCES HP-COMPAQ MERGER, BENEFITS
Posted September 4, 2001


Dear HP customer,

From the beginning, HP has been about extraordinary invention-with the purpose of solving our customer's toughest challenges.

We understand the complexity of the times and the complexity of your business. And we know that in these times, the business and technology challenges you face are great -- but so are the opportunities. More than ever, we believe invention and inspiration are a key advantage.

In that light, we are announcing today that HP and Compaq have agreed to become one company. We believe that by joining with Compaq we can provide you more choice, more freedom, and more flexibility so that you can make the most out of your past, current, and future technology investments.

The new HP will be dedicated to the same ideals that have driven our relationship with you in the past: A commitment to putting customers first, world-class engineering designed to solve your toughest problems, quality, and a commitment to open systems and architectures so that you can respond to sudden shifts in the market place. With the addition of our colleagues from Compaq, and their expertise and solutions -- we'll be even more capable of providing you solutions in:

     o IT Infrastructure: By combining the server, storage, and software capabilities of Compaq and HP, we plan to offer you an even more compelling solution-servers (from industry standard servers to high-end, fault-tolerant systems) that are designed to specifically address the evolving nature of an always-on Internet infrastructure. Management software that allows you to optimize, manage, and monitor your entire network. Storage solutions that allow you to manage 10 times the data without adding to your payroll. And the services and support expertise to help you design, build, and keep it running.

     o Services: Let's spend a little more time on services. We will have deeper and broader capabilities in consulting, outsourcing, and support -- to help you strategize and manage your infrastructure. With more than 65,000 professionals around the globe in the new HP Services organization, we want to be your partner of choice in architecting your enterprise. By combining forces, we aim to be a top-tier services provider -- offering you a true choice in how you strategize and implement IT projects. As a new kind of industry leader that values partnerships, we plan to be the partner of choice for consultants and systems integrators as well -- PricewaterhouseCoopers, Accenture, and KPMG. So when you work with them, you can also choose to work with us and gain the benefit of our products and solutions.

     o Access Devices (PCs, handhelds, and new kinds of Internet-access devices): By combining two strong businesses into one, we plan to offer you a broader range of PCs, handhelds, and other Internet-enabled devices -- via the channel that best meets your needs (directly from us, from our partners, or from retailers around the globe). Products that "simply work better together." Devices that will enable your team to work the way they want to work in the office, at home, or on the move.

     o Imaging and Printing: We remain committed to one of our core strengths-our expertise in recording, sharing, storing, and printing information, memories, documents, and ideas. And we will continue our commitment and leadership in this area -- and improve the ways you can use information to empower your organization and enhance your relationship with customers.

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Together with Compaq, our approach to infrastructure will be inspired by innovation and invention and translated into solutions that always start with you -- your business, your people, your issues, your opportunities.

We expect to have regulatory approval to merge our two companies in the first half of next year. Between now and then, we are committed to earning your business -- in every interaction we have with you.

We look forward to working with you,


Carly Fiorina
Chairman and CEO
Hewlett-Packard

FORWARD LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of expected synergies, accretion, timing of closing and workforce reductions, industry ranking, execution of integration plans and management and organizational structure are all forward-looking statements. Risks, uncertainties and assumptions include the possibility that the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that the Compaq transaction does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval; or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; that the parties are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; other risks that are described from time to time in HP's Securities and Exchange Commission reports (including but not limited to the annual report on Form 10-K for the year ended Oct. 31, 2000, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, HP's results could differ materially from HP's expectations in these statements. HP assumes no obligation and does not intend to update these forward-looking statements.

Additional Information about the Merger and Where to Find It

         HP and Compaq intend to file with the SEC a joint proxy statement/prospectus and other relevant materials in connection with the Merger. The joint proxy statement/prospectus will be mailed to the stockholders of HP and Compaq. Investors and security holders of HP and Compaq are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about HP, Compaq and the Merger. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

         HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in the proxy statement for HP's 2001 Annual Meeting of Stockholders, which was filed


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with the SEC on January 25, 2001. Full participant information may be found in
HP's Form 425 filed with the SEC on September 18, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.

         Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer, and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in the proxy statement for Compaq's 2001 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2001. Full participant information may be found in Compaq's Form 425 filed with the SEC on September 17, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.

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